Q&K International Group Limited
Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People’s Republic of China

February 15, 2022

VIA EDGAR

Jeffrey Lewis

Shannon Menjivar
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Q&K INTERNATIONAL GROUP Ltd (the “Company”) Form 20-F for the fiscal year ended September 30, 2020 Filed February 16, 2021 File No. 001-39111

Dear Mr. Lewis and Ms. Menjivar:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 24, 2022 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter and the Form 20-F for the fiscal year ended September 30, 2021 (the “FY 2021 20-F”) via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses.

Form 20-F filed February 16, 2021

Part I, page 1

1.

We note your response to comment 2. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Verify that your revised disclosure will be included at the outset of Part I and also be addressed in your Business Overview in Item 4.

Securities and Exchange Commission

In response to the Staff’s comment, the Company has included the disclosure on pages 4, 5, 6, 7, 8 and 63 of the FY 2021 20-F.

2.

We note your response to comment 3. Please disclose, if true, that your subsidiaries and/or the Former VIE conduct operations in China, that the Former VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Verify that your revised disclosure will be included at the outset of Part I.

In response to the Staff’s comment, the Company has included the disclosure on page 6 of the FY 2021 20-F.

Item 3. Key Information, page 5

3.	We note your response to comment 5. Please verify that your revised disclosure will be included at the outset of Item 3.

In response to the Staff’s comment, the Company has included the disclosure on pages 4, 5, 6 and 9 of the FY 2021 20-F.

4.

We note your response to comment 6. Please verify that your revised disclosure will be included at the outset of Item 3 and further expand your disclosure to affirmatively address whether you or your subsidiaries are required to and have obtained the necessary permissions from the CSRC, CAC or any other entity that is required to approve of you or your subsidiaries’ operations and address the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company has included the disclosure on pages 4, 5, 6 and 9 of the FY 2021 20-F.

5.

We note your response to comment 7. Please verify your revised disclosure will be included at the outset of Item 3 and include similar disclosure at the outset of Part I. In that regard, provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has included the disclosure on pages 7 and 9 of the FY 2021 20-F.

Securities and Exchange Commission

6.

We note your response to comment 8. Please verify that your revised disclosure will be included early in Item 3. Additionally, we note that the activity of the Former VIE is reflected in the line items titled “Amounts Due From/To Subsidiaries and VIE” and “Equity (loss) income of subsidiaries and the VIE and VIE’s subsidiaries” in the parent’s financial statements. Please further expand your disclosures to provide a roll-forward of the Amounts Due From/To Subsidiaries and VIE line items.

In response to the Staff’s comment, the Company has included the disclosure on pages 10, 11 and 12 of the FY 2021 20-F.

7.

We note your response to comment 9. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act and disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Verify that your revised disclosure will be included early in Item 3.

In response to the Staff’s comment, the Company has included the disclosure on pages 7, 8 and 9 of the FY 2021 20-F.

Item 3. Key Information

D. Risk Factors, page 7

8.	We note your response to comment 11. Please verify that your revised disclosure will be included in a separate risk factor.

In response to the Staff’s comment, the Company has included the disclosure on pages 41, 42 and 43 of the FY 2021 20-F.

9.	We note your response to comment 12. Please verify that the revised disclosure will be included in a risk factor.

In response to the Staff’s comment, the Company has included the disclosure on pages 34 and 35 of the FY 2021 20-F.

Securities and Exchange Commission

Should you have any questions about the responses contained herein, please contact the undersigned at +86-21-6422-8532 or via e-mail at frank@qk365.com or the Company’s U.S. counsel, Ms. Shuang Zhao of Cleary Gottlieb Steen & Hamilton LLP at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

By:/s/ Zhichen (Frank) Sun

Name: Zhichen (Frank) Sun

Title: Chief Financial Officer

cc:	Mr. Chengcai Qu, Chairman of the board of directors, chief executive officer, chief operating officer and vice president, Q&K International Group Limited

Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP